UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934

SIEBERT FINANCIAL CORP.
(Name of Subject Company (Issuer))

SIEBERT FINANCIAL CORP.
(Name of Entity Filing Statement)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

826176109
(CUSIP Number of Class of Securities

Joseph M. Ramos, Jr.
Executive Vice President, Chief Operating Officer,
Chief Financial Officer and Secretary
Siebert Financial Corp.
885 Third Avenue, New York, New York 10022
Telephone Number: (212) 644-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy to:

Norton Rose Fulbright US LLP
666 Fifth Avenue
New York, New York  10103
Attn:  Warren J. Nimetz, Esq.
Telephone Number: (212) 318-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1. Subject Company Information

(a)  Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is Siebert Financial Corp, a New York corporation (the “Company”). The address of the principal executive offices of the Company is 885 Third Avenue, New York, New York 10022. The telephone number of the Company at its principal executive offices is (212) 644-2400.

(b)  Securities.

This title of the class of equity securities to which this Statement relates is the shares of common stock of the Company, $.01 par value per share (the “Shares”). As of the close of business on August 31, 2016, there were 22,085,126 Shares issued and outstanding. The Shares are traded on The Nasdaq Capital Market (“NASDAQ”) under the symbol “SIEB.”

Item 2. Identity and Background of Filing Person

(a)  Name and Address.

The person filing this Statement is the Company, which is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1(a) above and incorporated by reference into this item 2(a).

(b)  Tender Offer.

This Statement relates to the tender offer commenced by Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (the “Offeror”), pursuant to an Acquisition Agreement, dated as of September 1, 2016 (the “Acquisition Agreement”), among the Company, the Offeror and the Estate of Muriel F. Siebert (the “Siebert Estate”), to purchase all outstanding Shares not owned by the Siebert Estate, at a tender offer price of $1.20 per Share, net to the seller in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed by the Offeror with the Securities and Exchange Commission (the “Commission”) on September 6, 2016 (together with exhibits thereto and as amended or supplemented from time to time, the “Schedule TO”). According to the Schedule TO, the Offer and withdrawal rights will expire at 12:00 midnight, New York City time on October 3, 2016, unless the Offer is extended. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii) respectively to the Schedule TO.  According to the Schedule TO, affiliates of the Offeror currently beneficially own 145,437 Shares.

In accordance with the Acquisition Agreement, upon satisfaction or waiver of the conditions to the Offer and the consummation of the purchase of Shares pursuant to the Offer, the Offeror will purchase all of the outstanding Shares owned by the Siebert Estate for an aggregate purchase price of $12,650,000, or approximately $.66 per Share, subject to adjustment for fluctuations in the Company’s working capital, subject to reduction for the Company’s transaction expenses and subject to a 12-month escrow of $1,000,000 to fund any Purchaser post-closing indemnification claims against the Siebert Estate.  The Offer Price is not subject to adjustment, reduction or escrow.

The consummation of the Offer is conditioned on (i) approval of the transaction by the Financial Industry Regulatory Authority, and (ii) the tender and non-withdrawal by the Muriel F. Siebert Foundation (the “Siebert Foundation”) of all Shares it owns, which represents approximately 2.6% of the Company’s outstanding Shares. The closing of the Offer is a condition of the closing of the sale by the Siebert Estate, which will occur immediately following the closing of the Offer.

Prior to the closing of the Offer, the Company anticipates paying a dividend to all shareholders (including the Siebert Estate and the Siebert Foundation) in the aggregate amount of $4,492,735, or approximately $.20 per Share (the "Pre-Closing Dividend").  Upon payment of such dividend, the aggregate purchase price payable to the Siebert Estate at closing will be reduced by $3,600,378 to $9,049,622, or approximately $0.47 per Share.  The Offer Price, however, will not be reduced in connection with the payment of the dividend.

Immediately prior to the closing of the transaction, the Siebert Estate will purchase the Company’s rights to receive deferred purchase price payments of $2,507,265 in connection with the Company’s disposition of its capital markets business in 2014 and the $4,000,000 secured junior subordinated promissory note issued to Siebert Financial in connection with the disposition of its minority interest in a former affiliate in 2015 (together, the “Transferred Receivable and Note”).  The aggregate purchase price payable by the Siebert Estate for the Transferred Receivable and Note will be $610,262, representing 10% of the projected value of these assets as of the projected date of closing (which percentage corresponds to the percentage of Shares owned by shareholders other than the Siebert Estate and the Siebert Foundation).  By purchasing these assets, the Siebert Estate is assuming all of the related collection risk, thereby freeing up more cash for payment to the shareholders other than the Siebert Estate as part of the Offer Price.  The Offer Price includes approximately $0.22 per share, or $610,262 in the aggregate, which is intended to provide shareholders other than the Siebert Estate with their proportional share of the payment by the Siebert Estate for the Transferred Receivable and Note.

Assuming that the Siebert Estate is able to collect all amounts due from the Transferred Receivable and Note, the Siebert Estate will receive aggregate proceeds of $8,466,648 in increments through March 2021.  These proceeds include (a) $4,000,000 of principal and $1,959,383 of accrued interest payable on the junior subordinated promissory note at maturity on November 9, 2020, and (b) $2,507,265 payable on the deferred purchase price receivable in annual installments, subject to payment in full no later than March 1, 2021.

The acquisition agreement does not provide for a merger of the Company with or into the Offeror after closing of the Offer, thereby providing the Company’s minority shareholders with the choice of monetizing their investments in the Company or remaining shareholders of the Company after closing (other than the Siebert Foundation, which is required to tender and not withdraw its Shares as a condition to closing).

As set forth in the Schedule TO, the address of the principal executive offices of the Offeror is 24100 Calabasas Road, Calabasas, California 91302. The telephone number of the Offeror at its principal executive offices is (212) 514-8369.

With respect to all information contained in this Statement or described herein based on the information contained in the Offer to Purchase, Letter of Transmittal and/or the Schedule TO, including any information concerning the Offeror, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Offeror to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The Siebert Estate currently owns approximately 87.4% of outstanding Shares. Jane H. Macon, the Chairwoman of the Company’s Board of Directors (the “Board”) since Muriel Siebert’s passing, and Patricia L. Francy, a member of the Board, are the executors of the Siebert Estate, although only Ms. Macon possesses the power to control the voting and disposition of the Shares held by the Siebert Estate.  The Siebert Foundation currently owns approximately 2.6% of the outstanding Shares.  Ms. Macon and Ms. Francy are two of the three trustees of the Siebert Foundation.

Except as discussed in the preceding paragraph or elsewhere in this Statement (including the annexes and exhibits hereto and any information incorporated herein by reference), to the Company’s knowledge, as of the date of this Statement, there are no material agreements, arrangements, or understandings or actual or potential conflicts of interests between the Company or its affiliates and (i) the Company’s executive officers, directors, or affiliates or (ii) the Offeror or any of its executive officers, directors, or affiliates.

As compensation for extraordinary services rendered to the Company in connection with the evaluation and negotiation of strategic alternatives for the Company, each member of the Board will receive a fee in the amount of $100,000 payable at the closing of the Offer and the related transactions.  The Board began evaluating strategic alternatives in August 2013, after the passing of Muriel Siebert and the process continued up to the execution of Acquisition Agreement.  Because of the absence of Muriel Siebert's strong leadership during this process, the limited number of management personnel and concerns regarding maintaining confidentiality, the Board was heavily involved on almost a daily basis in the evaluation and negotiation of each strategic alternative and performed functions in relation to this process  that are often delegated to senior management.  The payment of these fees will result in a reduction of the purchase price payable to the Siebert Estate and did not effect the amount of the Offer Price.  For information regarding the Board's evaluation of strategic alternatives, see "Item 4.  The Solicitation or Recommendation -- Background of the Offer."

Item 4. The Solicitation or Recommendation

Solicitation or Recommendation

The Board has determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Board has determined that a shareholder’s decision regarding whether or not to tender its Shares in the Offer is a personal investment decision based upon each individual shareholders particular circumstances. The Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Board, as described below.

Background of the Offer

The Board began considering strategic alternatives for the Company in August 2013, after the passing of Muriel Siebert.  At that time, the Company engaged Raymond James & Associates as its financial advisor to assist in this process and to identify potential purchasers for of the Company’s businesses.  With a view toward maximizing shareholder value, the Board explored both selling the Company as a whole and also selling the Company’s component businesses separately. During this process, non-disclosure agreements were signed with more than 50 potential purchasers, each of which was granted access to a due diligence data room set up by the Company with the assistance of Raymond James.  StockCross Financial Services, Inc., an affiliate of the Offeror (“StockCross”), was among the potential purchasers that indicated interest at this time.

In October 2013 the Company began discussions with various potential purchasers. In April 2014, the Company received proposals from multiple parties, including StockCross, involving the acquisition of, or other strategic transactions with, the Company. The proposal from StockCross was subsequently revised in May 2014, pursuant to which StockCross would acquire ownership control of the Company through either purchasing Shares from the Siebert Estate or contributing brokerage assets to the Company. Soon thereafter, the Board determined to discontinue discussions with StockCross in favor of a potential transaction with another interested party on more favorable terms.

In July 2014, the Board began considering the potential sale of substantially all of the Company’s assets relating to its retail brokerage business to an independent brokerage firm not affiliated with the Offeror or StockCross. During that month, a letter of intent was negotiated and signed between the parties and the parties began negotiating definitive documents relating to the proposed transaction.  Ultimately, however, the parties were unable to reach agreement regarding transaction structure and negotiations were terminated in October 2014.

As the Company evaluated various potential purchasers of the Company’s business, the Company entered into discussions with Siebert Brandford Shank & Co., LLC (“SBS”), an affiliate of the Company in which the Company held a 49% membership interest, regarding the sale to SBS of the Company’s capital markets business. On November 4, 2014, the Company and the other members of SBS contributed their SBS membership interests into Siebert Brandford Shank Financial. LLC (“SBSF”), a newly formed Delaware limited liability company, in exchange for the same percentage interests in SBSF. On the same day, the Company entered into an asset purchase agreement with SBS and SBSF, pursuant to which the Company sold substantially all of the assets of the Company’s capital markets business to SBSF.

In December 2014, while continuing to evaluate various potential purchasers, the Board began consideration of a proposed transaction pursuant to which certain persons who may be deemed affiliates of StockCross (the “Offeror Persons”) would acquire from the Siebert Estate all of the Shares owned by the Siebert Estate and would offer to purchase all of the publicly held Shares on equivalent terms.  The Offeror Persons delivered an initial draft of a letter of intent on January 21, 2015.  The parties negotiated the terms of the letter of intent from January 2015 until May 2015, during which time the letter of intent underwent over twenty different drafts. On May 6, 2015, the Company and a representative of the Offeror Persons entered into a letter of intent regarding the proposed transaction. Thereafter, the parties negotiated the terms of definitive documentation for the transaction from May to July, 2015. In July 2015, the Board determined to discontinue negotiations with the Offeror Persons and to pursue other strategic alternatives, because the parties were unable to come to agreement at this time regarding the purchase price and transaction structure.

In September 2015, the Board began considering the potential sale of substantially all of the Company’s assets relating to its retail brokerage business to a different independent brokerage firm not affiliated with the Offeror or the Offeror Persons. Ultimately, however, the parties were unable to reach agreement regarding transaction structure and negotiations were terminated in February 2016.

As the Company continued to evaluate various potential purchasers of the Company’s business, the Company entered into discussions with SBSF regarding a proposed sale of the Company’s 49% membership interest in SBSF.  On November 9, 2015, the Company sold its 49% membership investment in SBSF back to SBSF for $8,000,000 of which $4,000,000 was paid in cash and the balance of which was paid in the form of a secured junior subordinated promissory note of $4,000,000.

In n December 2015, while continuing to evaluate various potential purchasers, the Company renewed discussions with the Offeror Persons regarding a proposed transaction pursuant to which the Offeror Persons would acquire from the Siebert Estate all of the Shares owned by the Siebert Estate and would offer to purchase all of the publicly held Shares on equivalent or better terms.  During January and February, the Company negotiated in parallel two letters of intent relating to proposed alternative transactions with the Offeror Persons and with an independent asset management firm not affiliated with the Offeror, any of its affiliated entities or any Offeror Persons.  On March 4, 2016, the Company and a representative of the Offeror Persons entered into a new letter of intent regarding the proposed transaction.  From March through August 2016, the Company and the Offeror Persons negotiated the definitive acquisition agreement relating to the proposed transaction.  At the end of this period, the definitive acquisition agreement that is the subject of the Offer to Purchase was executed by the Company, the Siebert Estate and the Offeror.

Reasons for the Recommendation of the Board

After careful consideration, including a thorough review of the Offer with outside legal and financial advisers, the Board has determined not to express an opinion on the Offer and to remain neutral with respect to the Offer. The Board is not recommending to shareholders of the Company that they tender, or refrain from tendering, their Shares in the Offer.  Accordingly, the Board urges each shareholder to make its own investment decision regarding the Offer based on all available information, in light of the shareholder’s own investment objectives, the shareholder’s views on the Company’s financial prospects, the factors considered by the Board (described below), and any other factors the shareholder considers relevant to its investment decision.

In determining not to make a recommendation to shareholders with respect to the Offer, the Board of Directors considered a number of factors, including the following:

Financial and Business Information. The Board took into account the historical and current financial condition, results of operations, business and prospects of the Company, the risks involved with the continued operations of the Company, and national and international economic conditions and conditions in the markets and industries in which the Company operates or owns interests. The Board considered the potential impact of such factors on the Company’s current financial condition and operating performance, as well as on the market valuation of the Company.

Financial Analysis of Cassel Salpeter & Co., LLC.  The Board considered the financial analysis of the Offer Price prepared by Cassel Salpeter & Co., LLC ("Cassel Salpeter") using various methodologies. The financial analysis of Cassel Salpeter is described in more detail below in the section entitled “Analysis of Cassel Salpeter to the Board.”

Lack of Strategic Alternatives.  The Board has engaged in a thorough more than two year review and analysis of the Company’s strategic alternatives after the death of Muriel Siebert.  During this time, the Company succeeded in disposing of its non-core assets, and it engaged in discussions (and in some cases more advanced negotiations) with potential purchasers of the Company’s retail brokerage business, but the Board has failed to identify any strategic alternatives (including acquisitions by other third parties and continuing to operate the Company’s business as a stand-alone entity) that the Board believes are as likely to maximize shareholder value as the transaction contemplated by the Offer.

Sale by the Siebert Estate. The Board considered the agreement by the Siebert Estate to sell all of the Shares it owns, representing approximately 87.4% of the outstanding Shares, to the Offeror immediately following the consummation of the Offeror’s purchase of Shares tendered pursuant the Offer.

Liquidity and Trading Volume. In light of the Seibert Estate’s beneficial ownership of approximately 87.4% of the outstanding Shares, the Board considered the liquidity and trading volume for Shares. Illiquidity typically is thought to have an adverse effect on trading prices.

Form of Consideration. The consideration to be paid to shareholders tendering their Shares in the Offer will be paid in cash, providing certainty, immediate value and liquidity to those shareholders whose tendered Shares are accepted for payment in the Offer.

No Further Participation. The Board considered the fact that any Company shareholder who tenders all of its Shares in the Offer will, if all such Shares are accepted for payment in the Offer, cease to participate in the future earnings and growth, if any, of the Company and will not benefit from increases, if any, in the Company’s value.

Absence of a Merger Transaction. The Board considered that the consummation of the Offer, which should allow shareholders whose tendered shares are accepted for payment to receive the Offer Price promptly, is not currently contemplated to be followed by a merger transaction in which remaining shareholders would receive the same consideration as received by shareholders who tender their Shares in the Offer. The Offeror is not obligated to purchase Shares remaining outstanding following the completion of the Offer, which could impact the value of those Shares. Consequently, shareholders are being given the choice monetizing their investments in the Company or remaining shareholders of the Company, albeit with a new majority shareholder.

Reduction in Public Float and Risk of NASDAQ Delisting. The Board considered that a reduction in the Company’s public float will occur upon consummation of the Offer and that it is possible that such a reduction could make it more difficult for the Company to access the capital markets or attract the interest of analysts and investors, which could adversely affecting trading liquidity and Share price on NASDAQ. The Board also considered the risk that consummation of the Offer could result in the Shares being delisted from NASDAQ.

Other Factors. The Board also considered the fact that each shareholder’s circumstances are unique. The Board believes that each shareholder should make an independent judgment whether to tender in the Offer, including the following:

■
the shareholder’s determination of the adequacy of the Offer Price in light of the shareholder’s own investment objectives including, but not limited, to such shareholder’s risk profile and investment time horizon;

■	the shareholder’s views as to the Company’s prospects;

■	the shareholder’s views as to the retail brokerage industry;

■	the shareholder’s need for liquidity or diversification of its investment portfolio; and

■	the factors considered by the Board as described in this Statement and any other factors that the shareholder deems relevant to its investment decision.

The foregoing discussion of the information, reasons, and factors considered by the Board includes the material reasons and factors considered by the Board. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance. Rather, the Board made its determinations based upon the totality of the information presented to and considered by it. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

Opinion of Financial Advisor to the Company

On September 1, 2016, Cassel Salpeter rendered its oral opinion to the Board (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated the same date), as to, as of September 1, 2016, the fairness, from a financial point of view, to the holders of Shares, other than any such holder that is an affiliate of the Siebert Estate (each, an “Excluded Holder”), of the Offer Price to be received by such holders, other than the Excluded Holders, in exchange for the Shares in the Offer after giving effect to the sale of the Transferred Receivable and Note and the payment of the Pre-Closing Dividend.

The summary of Cassel Salpeter’s opinion in this Statement is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex A to this Statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. However, neither Cassel Salpeter’s written opinion nor the summary of its opinion and the related analyses set forth in this Statement is intended to be or constitutes advice or a recommendation to any security holder as to how such security holder should act or vote with respect to any matter relating to the proposed Offer or otherwise, including, without limitation, whether such holder should tender their Shares pursuant to the Offer.

The opinion was addressed to the Board for the use and benefit of the members of the Board (in their capacities as such) in connection with the Board’s evaluation of the Offer.  Cassel Salpeter’s opinion should not be construed as creating any fiduciary duty on Cassel Salpeter’s part to the Company or any other party to the Acquisition Agreement, any security holder of the Company or such other party, any creditor of the Company or such other party, or any other person. Cassel Salpeter’s opinion was just one of the several factors the Board took into account in making its determination with respect to the Offer.

Cassel Salpeter’s opinion only addressed whether, as of the date of the opinion, the Offer Price to be received by the holders of Shares, other than the Excluded Holders, in exchange for the Shares pursuant to the Offer after giving effect to the sale of the Transferred Receivable and Note and the payment of the Pre-Closing Dividend was fair, from a financial point of view, to such holders, other than the Excluded Holders, and did not address any other terms, aspects, or implications of the Acquisition Agreement, including, without limitation, the agreement by the Siebert Estate to sell its Shares or, other than assuming the consummation thereof prior to the consummation of the Offer, the sale of the Transferred Receivable and Note or the payment of the Pre-Closing Dividend; any term or aspect of the Acquisition Agreement that was not susceptible to financial analyses; the fairness of the Offer, or all or any portion of the Offer Price, to any security holders of the Company other than the holders of Shares (other than the Excluded Holders) or any other person or any creditors or other constituencies of the Company or any other person; nor the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of the Company, or any class of such persons, relative to the Offer Price, or otherwise.  Cassel Salpeter did not express any opinion as to the prices at which any securities of the Company could trade, be purchased or sold at any time.

Cassel Salpeter’s opinion did not address the relative merits of the Offer, the agreement by the Siebert Estate to sell its Shares, the sale of the Transferred Receivable and Note or the payment of the Pre-Closing Dividend (collectively, the “Transaction”) compared to any alternative transaction or business strategy that may have existed for the Company, or the merits of the underlying decision by the Board or the Company to engage in or consummate the Transaction.  The financial and other terms of the Transaction were determined by the parties to the Acquisition Agreement and were not determined by or pursuant to any recommendation from Cassel Salpeter.  In addition, Cassel Salpeter was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction involving the Company.

Cassel Salpeter’s analysis and opinion were necessarily based upon market, economic, and other conditions, as they existed on, and could be evaluated as of the date of the opinion.  Accordingly, although subsequent developments could arise that would otherwise affect its opinion, Cassel Salpeter did not assume any obligation to update, review, or reaffirm its opinion to the Board or any other person or otherwise to comment on or consider events occurring or coming to Cassel Salpeter’s attention after the date of the opinion.

For purposes of its analyses and opinion, Cassel Salpeter assumed, with the Company’s consent, that (i) the amount of the Pre-Closing Dividend would be $4,492,735, and (ii) the value per Share of (A) the amount to be paid by the Offeror to the Siebert Estate for its Shares (together with any other payment made by the Offeror to the Siebert Estate pursuant to the Acquisition Agreement), plus (B) the value of the Transferred Receivable and Note, less (C) the amount to paid by the Siebert Estate for the Transferred Receivable and Note would not exceed the Offer Price.

In arriving at its opinion, Cassel Salpeter made such reviews, analyses, and inquiries as Cassel Salpeter deemed necessary and appropriate under the circumstances. Among other things, Cassel Salpeter:

■	Reviewed a draft, dated August 30, 2016, of the Acquisition Agreement.
■	Reviewed certain publicly available financial information and other data with respect to the Company that Cassel Salpeter deemed relevant.
■	Reviewed certain other information and data with respect to the Company furnished to Cassel Salpeter by or on behalf of the Company.
■	Considered and compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that Cassel Salpeter deemed relevant.
■	Considered the publicly available financial terms of certain transactions that Cassel Salpeter deemed relevant.
■	Discussed the business, operations, and prospects of the Company and the proposed Transaction with the Company’s management and certain of the Company’s representatives.
■	Conducted such other analyses and inquiries, and considered such other information and factors, as Cassel Salpeter deemed appropriate.

In arriving at its opinion, Cassel Salpeter, with the Company’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to it or available from public sources, and Cassel Salpeter further relied upon the assurances of the Company’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading.  Cassel Salpeter is not legal, tax, accounting, environmental, or regulatory advisors, and Cassel Salpeter did not express any views or opinions as to any legal, tax, accounting, environmental, or regulatory matters relating to the Company, the Transaction, or otherwise.  Cassel Salpeter understood and assumed that the Company had obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals.  Cassel Salpeter did not evaluate the solvency or creditworthiness of the Company, the Siebert Estate or the Offeror, the fair value of the Company or any of its assets or liabilities, or whether the Company, the Siebert Estate, the Offeror or any other party is paying or receiving reasonably equivalent value in the Transaction under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did Cassel Salpeter evaluate, in any way, the ability of the Company, the Siebert Estate, the Offeror or any other party to pay its obligations when they come due.  Cassel Salpeter did not physically inspect the Company’s properties or facilities and did not make or obtain any evaluations or appraisals of the Company’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities).  Cassel Salpeter did not attempt to confirm whether the Company had good title to its assets.  Cassel Salpeter’s role in reviewing any information was limited solely to performing such reviews as Cassel Salpeter deemed necessary to support its own advice and analysis and was not on behalf of the Board, the Company, or any other party.

Cassel Salpeter assumed, with the Company’s consent, that the Transaction would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Transaction, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on the Company or the Transaction.  Cassel Salpeter also assumed, with the Company’s consent, that the final form of the Acquisition Agreement would not differ in any material respect from the draft Cassel Salpeter reviewed and that the Transaction would be consummated on the terms set forth in the Acquisition Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof material to its analyses or opinion.  Cassel Salpeter also assumed that the representations and warranties of the parties to the Acquisition Agreement contained therein were true and correct and that each such party would perform all of the covenants and agreements to be performed by it under the Acquisition Agreement.  Cassel Salpeter offered no opinion as to the contractual terms of the Acquisition Agreement or the likelihood that the conditions to the consummation of the Transaction set forth in the Acquisition Agreement would be satisfied.

In connection with preparing its opinion, Cassel Salpeter performed a variety of financial analyses. The following is a summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither Cassel Salpeter’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Cassel Salpeter assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, Cassel Salpeter did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, Cassel Salpeter believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by Cassel Salpeter in preparing the opinion.

The multiple ranges and implied value reference ranges indicated by Cassel Salpeter’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, Cassel Salpeter’s analyses are inherently subject to substantial uncertainty.

The following summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses Cassel Salpeter performed.

For purposes of its analyses, Cassel Salpeter reviewed a number of financial metrics, including the following:

Total Invested Capital — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its debt (the value of its outstanding indebtedness, preferred stock and minority interests).

Selected Companies Analysis

Cassel Salpeter considered certain financial data for the Company and selected companies with publicly traded equity securities Cassel Salpeter deemed relevant. The financial data reviewed included total invested capital as a multiple of the relevant company’s revenue for the latest twelve months for which financial data was publicly available, or “LTM Revenue,” and market value as a multiple of book value as of the end of the most recent quarter for which financial data was available, or “MRQ Book Value.”  Share prices for the selected companies used in the selected companies analysis described below were as of August 30, 2016.  The selected companies with publicly traded equity securities were:

■	Stifel Financial Corp.
■	Piper Jaffray Companies
■	Ladenburg Thalmann Financial Services
■	GAIN Capital Holdings, Inc.
■	Canaccord Genuity Group Inc.
■	GPM Capital Inc.
■	Oppenheimer Holdings Inc.

Cassel Salpeter calculated the following multiples with respect to the selected companies:

	High		Mean		Median		Low
Total Invested Capital / LTM Revenue	2.65	x	1.37	x	1.03	x	0.43	x
Market Value / MRQ Book Value	1.55	x	1.00	x	1.05	x	0.42	x
Taking into account the results of the selected companies analysis, Cassel Salpeter applied multiples of 1.00x to 1.10x to the Company’s revenue for the last twelve months ended June 30, 2016 and 1.00x to 1.10x to the Company’s book value as of June 30, 2016, which indicated an implied value reference range of $0.47 to $0.52 per Share, as compared to the Offer Price of $1.20 per Share.

None of the selected companies have characteristics identical to the Company. An analysis of selected publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected Transactions Analysis

Cassel Salpeter considered certain financial data for the Company and the financial terms of the following business transactions Cassel Salpeter deemed relevant. The financial data reviewed included total invested capital as a multiple of trailing twelve months, or “TTM,” revenue and total purchase price (calculated based on the consideration to be paid in the relevant transaction) as a multiple of MRQ Book Value.  The selected transactions were:

Target	Acquiror
Sterne Agee LLC, legacy independent brokerage and clearing businesses	INTL FCStone Inc.
National Holdings Corporation	Fortress Biotech, Inc.
SWS Group, Inc.	Hilltop Holdings Inc.
Investors Capital Holdings, Ltd.	RCS Capital Corporation
FAS Holdings, Inc.	RCS Capital Corporation
B. Riley & Co., LLC	Great American Group, Inc. (nka: B. Riley Financial, Inc.)
Summit Financial Services Group, Inc.	RCS Capital Corporation
Cetera Financial Holdings, Inc.	RCS Capital Corporation
Gilman Ciocia, Inc.	National Holdings Corporation
Jefferies Group, Inc. (nka: Jefferies Group LLC)	Leucadia National Corporation
LaBranche & Co. Inc.	Cowen Group, Inc.
Hudson Holding Corporation	Rodman & Renshaw Capital Group, Inc. (nka: Direct Markets Holdings Corp.)

Cassel Salpeter calculated the following multiples with respect to the selected transactions:

	High		Mean		Median		Low
Total Invested Capital / TTM Revenue	6.78	x	1.27	x	0.71	x	0.20	x
Total Purchase Price / MRQ Book Value	8.87	x	2.45	x	1.17	x	0.74	x
Taking into account the results of the selected transactions analysis, Cassel Salpeter applied multiples of 1.00x to 1.10x to the Company’s revenue for the last twelve months ended June 30, 2016 and 1.10x to 1.20x to the Company’s book value as of June 30, 2016, which indicated an implied value reference range of $0.48 to $0.53 per Share, as compared to the Offer Price of $1.20 per Share.

None of the target companies or transactions in the selected transactions have characteristics identical to the Company or the proposed Transaction. Accordingly, an analysis of selected business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed.

Other Matters Relating to Cassel Salpeter’s Opinion

As part of its investment banking business, Cassel Salpeter regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. Cassel Salpeter is a recognized investment banking firm that has substantial experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets and other transactions. Cassel Salpeter in the past provided and may in the future provide investment banking and other financial advisory services to the Company or its affiliates for which Cassel Salpeter has received, or would expect to receive, compensation, including, during the past two years having acted as financial advisor to the Company in connection with the sale by MS&Co. of its capital markets business in November 2014 and financial advisor to the Company in connection with its sale of interests in SBSF to SBSF in November 2015.

Cassel Salpeter became entitled to receive a fee of $125,000 for rendering its opinion, no portion of which was contingent upon the completion of the Transaction or any portion thereof, including the Offer. In addition, the Company agreed to reimburse Cassel Salpeter for certain expenses incurred by it in connection with its engagement and to indemnify Cassel Salpeter and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. In accordance with Cassel Salpeter’s policies and procedures, a fairness committee was not required to, and did not, approve the issuance of the opinion.

Intent to Tender

It is a condition to the closing of the Offer that the Seibert Foundation tenders and does not withdraw all of the Shares it owns pursuant to the Offer. To the Company’s knowledge, the Seibert Foundation intends to tender and not withdraw all of the Shares it owns pursuant to the Offer.  Except as described in the preceding sentence or elsewhere in this Statement in respect the sale of Shares owned by the Siebert Estate to the Offeror after consummation of the purchase of Shares tendered in the Offer, after reasonable inquiry and to the Company’s knowledge, none of the Company’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Shares held of record or beneficially owned by such persons pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as may otherwise be described in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as may be otherwise described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information

Appraisal Rights

Appraisal rights are not available to holders of Shares in connection with the Offer.

Forward-Looking Statements

Statements in this Schedule 14D-9 that are not statements of historical or current fact constitute “forward looking statements.” Such forward looking statements involve risks and uncertainties and known and unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward looking statements, including without limitation: changes in general economic and market conditions; changes and prospects for changes in interest rates; fluctuations in volume and prices of securities; demand for brokerage and investment banking services; competition within and without the discount brokerage business, including the offer of broader services; competition from electronic discount brokerage firms offering greater discounts on commissions than the Company; the prevalence of a flat fee environment; decline in participation in corporate or municipal finance underwritings; limited trading opportunities; the method of placing trades by the Company’s customers; computer and telephone system failures; the level of spending by the Company on advertising and promotion; trading errors and the possibility of losses from customer non-payment of amounts due; other increases in expenses and changes in net capital or other regulatory requirements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date when such statements were made or to reflect the occurrence of unanticipated events. An investment in us involves various risks, including those mentioned above and those which are detailed from time to time in our Securities and Exchange Commission filings.

Item 9. Exhibits

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated September 6, 2016 (filed as Exhibit (a)(1)(A) to the Schedule TO filed by Offeror with the SEC on September 6, 2016 and incorporated herein by reference)
(a)(2)	Form of Letter of Transmittal (including Form W-9) (filed as Exhibit (a)(1)(B) to the Schedule TO filed by Offeror with the SEC on September 6, 2016 and incorporated herein by reference)
(a)(3)	Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(C) to the Schedule TO filed by Offeror with the SEC on September 6, 2016 and incorporated herein by reference)
(a)(4)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO filed by Offeror with the SEC on September 6, 2016 and incorporated herein by reference)

(a)(5)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO filed by Offeror with the SEC on September 6, 2016 and incorporated herein by reference)

(a)(6)	Summary Advertisement (filed as Exhibit (a)(5) to the Schedule TO filed by Offeror with the SEC on September 6, 2016 and incorporated herein by reference)
(a)(7)
Joint Press Release issued by Offeror and the Company, dated September 2, 2016 (filed as Exhibit 99.1 to the Schedule 14D-9C filed by the Company with the SEC on September 2, 2016 and incorporated herein by reference)

(a)(8)
Customer Communication issued by Offeror and the Company, dated September 2, 2016 (filed as Exhibit 99.3 to the Schedule 14D-9C filed by the Company with the SEC on September 2, 2016 and incorporated herein by reference)

(a)(9)
Employee Communication issued by Offeror and the Company, dated September 2, 2016 (filed as Exhibit 99.2 to the Schedule 14D-9C filed by the Company with the SEC on September 2, 2016 and incorporated herein by reference)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SIEBERT FINANCIAL CORP

By:	/s/ Joseph M. Ramos, Jr.
Name: Joseph M. Ramos, Jr.
Title: Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary

Dated: September 6, 2016

ANNEX A

[Letterhead of Cassel Salpeter & Co., LLC]
September 1, 2016

Siebert Financial Corp.
885 Third Avenue
New York, NY  10022
Attention: The Board of Directors

Members of the Board of Directors:

We understand that Siebert Financial Corp. (the “Company”) intends to enter into an Acquisition Agreement (the “Agreement”) among the Company, The Estate of Muriel F. Siebert (the “Majority Shareholder”) and Kennedy Cabot Acquisition, LLC (“Buyer”), pursuant to which, among other things, Buyer will (a) purchase (the “Majority Share Purchase”) the 19,310,000 shares (the “Majority Shares”) of common stock, par value $.01 per share (“Company Common Stock”), of the Company owned by the Majority Shareholder in exchange for $12,650,000 in cash in the aggregate, subject to adjustment pursuant to the Agreement (as adjusted, the “Adjusted Majority Shares Purchase Price”), and (b) commence a tender offer (the “Minority Offer”) to purchase any and all of the outstanding shares of Company Common Stock other than the Majority Shares (the “Minority Shares”) in exchange for $1.20 in cash per Minority Share (the “Per Share Minority Purchase Price”).  We in addition understand that, prior to the Majority Share Purchase and the consummation of the Minority Offer, (i) the Company will sell and assign (the “Sale and Assignment”) to the Majority Shareholder the Junior Subordinated Note (the “SBSF Disposition Note”) originally issued to Muriel Siebert & Co., Inc., a wholly owned subsidiary of the Company (“MS&Co.”), by Siebert, Brandford, Shank Financial, L.L.C. (“SBSF”) and all of the rights to the proceeds of certain payments (the “Capital Markets Disposition Future Payment Rights”) originally payable to MS&Co under the Asset Purchase Agreement, dated as of November 4, 2014 (the “Capital Markets Purchase Agreement”), by and between MS&Co., SBSF and Siebert, Brandford, Shank & Co., L.L.C., which rights we understand have been, along with the Disposition Note, assigned to the Company, in exchange for $610,262 in cash (the “Sale and Assignment Consideration”) and (ii) the Company will pay a cash dividend in respect of all outstanding Company Common Stock in an aggregate amount of up to $4,492,735 (the “Pre-Closing Dividend”), comprised of (A) the cash proceeds in the aggregate amount of $4,000,000 received by MS&Co. pursuant to Section 2.2 of the Purchase Agreement, dated as of November 9, 2015, by and between MS&Co. and SBSF (the “SBSF Disposition Proceeds”), and (B) the cash proceeds received by MS&Co. in connection with the disposition by MS&Co. of its capital markets business pursuant to the Capital Markets Purchase Agreement (the “Capital Markets Disposition Proceeds”).

The Board of Directors
Siebert Financial Corp.
September 1, 2016
Page of 2 of 5

You have requested that Cassel Salpeter & Co., LLC render an opinion (this “Opinion”) to the Board of Directors of the Company (the “Board”) as to whether, as of the date of this Opinion, the Per Share Minority Purchase Price to be received by the holders of Minority Shares, other than any such holder that is an affiliate of the Majority Shareholder (each, an “Excluded Holder”), in exchange for the Minority Shares pursuant to the Minority Offer after giving effect to the Sale and Assignment and the Pre-Closing Dividend is fair, from a financial point of view, to such holders, other than the Excluded Holders.  For purposes of our analyses and this Opinion, we have assumed, with your consent, that (i) the amount of the Pre-Closing Dividend will be $4,492,735, and (ii) the value per Majority Share of (A) the Adjusted Majority Shares Purchase Price (together with any other payment made by Buyer to the Majority Shareholder pursuant to the Agreement), plus (B) the value of the SBSF Disposition Note, plus (C) the value of the Capital Markets Disposition Future Payment Rights, less (D) the Sale and Assignment Consideration will not exceed the Per Share Minority Purchase Price.

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances.  Among other things, we have:

●	Reviewed a draft, dated August 30, 2016, of the Agreement.
●	Reviewed certain publicly available financial information and other data with respect to the Company that we deemed relevant.
●	Reviewed certain other information and data with respect to the Company furnished to us by or on behalf of the Company.
●	Considered and compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that we deemed relevant.
●	Considered the publicly available financial terms of certain transactions that we deemed relevant.
●	Discussed the business, operations, and prospects of the Company and the proposed Transaction with the Company’s management and certain of the Company’s representatives.
●	Conducted such other analyses and inquiries, and considered such other information and factors, as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, the Per Share Minority Purchase Price to be received by the holders of Minority Shares, other than the Excluded Holders, in exchange for the Minority Shares pursuant to the Minority Offer after giving effect to the Sale and Assignment and the Pre-Closing Dividend is fair, from a financial point of view, to such holders, other than the Excluded Holders, and does not address any other terms, aspects, or implications of the Agreement, including, without limitation the Majority Share Purchase or, other than assuming the consummation thereof prior to the consummation of the Minority Offer, the Sale and Assignment or the Pre-Closing Dividend; any term or aspect of the Agreement that is not susceptible to financial analyses; the fairness of the Minority Offer, or all or any portion of the Per Share Minority Purchase Price, to any security holders of the Company other than the holders of Minority Shares (other than the Excluded Holders) or any other person or any creditors or other constituencies of the Company or any other person; nor the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of the Company, or any class of such persons, relative to the Per Share Minority Purchase Price, or otherwise.  We are not expressing any opinion as to the prices at which any securities of the Company may trade, be purchased or sold at any time.

The Board of Directors
Siebert Financial Corp.
September 1, 2016
Page of 3 of 5

This Opinion does not address the relative merits of the Minority Offer, the Majority Share Purchase, the Sale and Assignment or the Pre-Closing Dividend (collectively, the “Transaction”) compared to any alternative transaction or business strategy that might exist for the Company, or the merits of the underlying decision by the Board or the Company to engage in or consummate the Transaction.  The financial and other terms of the Transaction were determined by the parties to the Agreement and were not determined by or pursuant to any recommendation from us.  In addition, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction involving the Company.

In arriving at this Opinion, we have, with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of the Company’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading.  We are not legal, tax, accounting, environmental, or regulatory advisors, and we do not express any views or opinions as to any legal, tax, accounting, environmental, or regulatory matters relating to the Company, the Transaction, or otherwise.  We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals.  We have not evaluated the solvency or creditworthiness of the Company, the Majority Shareholder or the Buyer, the fair value of the Company or any of its assets or liabilities, or whether the Company, the Majority Shareholder, the Buyer or any other party is paying or receiving reasonably equivalent value in the Transaction under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of the Company, the Majority Shareholder, the Buyer or any other party to pay its obligations when they come due.  We have not physically inspected the Company’s properties or facilities and have not made or obtained any evaluations or appraisals of the Company’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities).  We have not attempted to confirm whether the Company has good title to its assets.  Our role in reviewing any information was limited solely to performing such reviews as we deemed necessary to support our own advice and analysis and was not on behalf of the Board, the Company, or any other party.

We have assumed, with your consent, that the Transaction will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Transaction, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company or the Transaction.  We also have assumed, with your consent, that the final form of the Agreement will not differ in any material respect from the draft we have reviewed and that the Transaction will be consummated on the terms set forth in the Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion.  We have also assumed that the representations and warranties of the parties to the Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Agreement.  We offer no opinion as to the contractual terms of the Agreement or the likelihood that the conditions to the consummation of the Transaction set forth in the Agreement will be satisfied.

The Board of Directors
Siebert Financial Corp.
September 1, 2016
Page  of 4 of 5

Our analysis and this Opinion are necessarily based upon market, economic, and other conditions as they exist on, and could be evaluated as of, the date hereof.  Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Board for the use and benefit of the members of the Board (in their capacities as such) in connection with the Board’s evaluation of the Minority Offer.  This Opinion is not intended to and does not constitute advice or a recommendation to any of the Company’s or any other party’s security holders as to how such holder should vote or act with respect to any matter relating to the Transaction or otherwise including, without limitation, whether such security holders should tender their Minority Shares pursuant to the Minority Offer.  This Opinion should not be construed as creating any fiduciary duty on our part to the Company or any other party to the Agreement, any security holder of the Company or such other party, any creditor of the Company or such other party, or any other person.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Transaction or any portion thereof, including the Minority Offer.  In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion.  We have in the past provided and may in the future provide investment banking and other financial advisory services to the Company or its affiliates for which we have received, or would expect to receive, compensation, including, during the past two years having acted as financial advisor to the Company in connection with the sale by MS&Co. of its capital markets business in November 2014 and financial advisor to the Company in connection with its sale of interests in SBSF to SBSF in November 2015.  In accordance with our policies and procedures, a fairness committee was not required to, and did not, approve the issuance of this Opinion.

The Board of Directors
Siebert Financial Corp.
September 1, 2016
Page of 5 of 5

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Per Share Minority Purchase Price to be received by the holders of Minority Shares, other than the Excluded Holders, in exchange for the Minority Shares pursuant to the Minority Offer after giving effect to the Sale and Assignment and the Pre-Closing Dividend is fair, from a financial point of view, to such holders, other than the Excluded Holders.

Very truly yours,
/s/ Cassel Salpeter & Co., LLC